UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Lionheart Acquisition Corporation II

(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

53625R104
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 53625R104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Lionheart Equities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,922,500 (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock) (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,922,500 (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock) (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,922,500 (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock) (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
12	TYPE OF REPORTING PERSON* OO

(1) Does not include warrants to purchase 130,000 shares of common stock that are not exercisable until the closing of a business combination.

CUSIP No. 53625R104	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Ophir Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,922,500 (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock) (1) (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,922,500 (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock) (1) (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,922,500 (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock) (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
12	TYPE OF REPORTING PERSON* IN

(1) Does not include warrants to purchase 130,000 shares of common stock that are not exercisable until the closing of a business combination.

(2) Consists of shares owned by Lionheart Equities, LLC (“Lionheart Equities”). Ophir Sternberg shares voting and dispositive power over the shares owned by the Lionheart Equities.

CUSIP No. 53625R104	13G	Page 4 of 6 Pages

Explanatory Note

Item 1.

(a)           Name of Issuer: Lionheart Acquisition Corporation II

(b)           Address of Issuer's Principal Executive Offices:

4218 NE 2nd Avenue

Miami, FL 33137

Item 2.

(a)           Name of Person Filing:

This statement is filed by:

(i) Lionheart Equities, LLC

(ii) Ophir Sternberg

(b)           Address of Principal Business Office or if none, Residence:

c/o Lionheart Acquisition Corporation II

4218 NE 2nd Avenue

Miami, FL 33137

(c)           Citizenship:

Lionheart Equities, LLC – Delaware

Ophir Sternberg – United States

(d)           Title of Class of Securities: Class A and Class B Common Stock, $0.0001 par value

(e)           CUSIP Number: 53625R104

Item 3.                    Not Applicable

Item 4.                    Ownership.

(a)	Amount Beneficially Owned:

Lionheart Equities, LLC – 4,922,500 shares (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock).

Ophir Sternberg – 4,922,500 shares (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock). Consists of shares owned by Lionheart Equities, LLC.

(b)	Percent of Class:

Lionheart Equities, LLC – 16.7%

Ophir Sternberg – 16.7%

CUSIP No. 53625R104	13G	Page 5 of 6 Pages

The foregoing percentages are based on a total of 29,400,000 shares of Class A common stock and Class B common stock outstanding as of December 31, 2020.

(c)           Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:

Lionheart Equities, LLC – 4,922,500 shares (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock)

Ophir Sternberg – 0

(ii)           shared power to vote or to direct the vote:

Lionheart Equities, LLC – 0

Ophir Sternberg – 4,922,500 shares (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock)

(iii)          sole power to dispose or to direct the disposition of:

Lionheart Equities, LLC – 4,922,500 shares (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock)

Ophir Sternberg – 0

(iv)          shared power to dispose or to direct the disposition of:

Lionheart Equities, LLC – 0

Ophir Sternberg – 4,922,500 shares (consists of 4,662,500 shares of Class B Common Stock and 260,000 shares of Class A Common Stock)

Item 5.                    Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.                    Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.                    Identification and Classification of Members of the Group: Not Applicable

Item 9.                    Notice of Dissolution of Group: Not Applicable

Item 10.                  Certifications: Not Applicable

CUSIP No. 53625R104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

LIONHEART EQUITIES, LLC

By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title: Member

/s/ Ophir Sternberg
Ophir Sternberg